Exhibit 99.1

Execution Version

SECOND AMENDMENT

TO SECOND AMENDED AND RESTATED CREDIT AGREEMENT

EXECUTED by the parties hereto as of 13th day of September, 2019.

AMONG:	COLLIERS INTERNATIONAL GROUP INC., as Canadian Borrower (the Canadian Borrower)

AND:	COLLIERS INTERNATIONAL HOLDINGS (USA), INC., as U.S. Borrower (the US Borrower)

AND:	GLOBESTAR LIMITED, as a UK Borrower (Globestar)

AND:	COLLIERS INTERNATIONAL EMEA HOLDINGS LIMITED, as a UK Borrower (EMEA Holdings)

AND:	COLLIERS INTERNATIONAL HOLDINGS (AUSTRALIA) LIMITED, as Australian Borrower (the Australian Borrower, and together with the Canadian Borrower, the US Borrower, Globestar, EMEA Holdings, collectively, the Borrowers)

AND:	THE SUBSIDIARIES NAMED ON THE EXECUTION PAGES HEREOF, as Guarantors (the Guarantors)

AND:	THE BANKS NAMED ON THE EXECUTION PAGES HEREOF, as Lenders (collectively, the Lenders and each individually the Lender)

AND:	TORONTO DOMINION (TEXAS) LLC, as the U.S. administration agent (the U.S. Agent)

AND:	THE TORONTO-DOMINION BANK, LONDON BRANCH, as European administration agent (the European Agent)

AND:	HSBC BANK AUSTRALIA LIMITED, as Australian administration agent (the Australian Agent)

AND:	THE TORONTO-DOMINION BANK, as the administration agent, as the collateral agent and as the Canadian administration agent (in its capacity as the collateral agent, the Collateral Agent, in its capacity as the administration agent, the Administration Agent and in its capacity as the Canadian administration agent, the Canadian Agent).

WHEREAS the Borrowers, the Guarantors, the Lenders, the Administration Agent, the Collateral Agent, Canadian Agent, the U.S. Agent, the European Agent, the Australian Agent (collectively, the Agents), TD Securities, as Sole Lead Arranger and Sole Bookrunner, Bank of Montreal and HSBC Bank Canada, as Syndication Agents, JPMorgan Chase Bank, N.A., Mizuho Bank, Ltd. and U.S. Bank, National Association, as Documentation Agents, among others, have entered into a second amended and restated credit agreement dated April 19, 2018 (as amended by a first amendment to second amended and restated credit agreement dated as of April 4, 2019 and as the same may be further amended, restated, supplemented or otherwise modified from time to time, the Credit Agreement);

AND WHEREAS the Borrowers, the Agents and the Lenders have agreed to amend certain provisions of the Credit Agreement, but only to the extent and subject to the provisions set forth in this second amendment to the Credit Agreement (the Amendment);

NOW THEREFORE, for good and valuable consideration, the sufficiency of which is hereby acknowledged, the parties hereby agree as follows:

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ARTICLE 1 – INTERPRETATION

1.1               Capitalized terms referred to and not defined herein shall have the meanings ascribed thereto in the Credit Agreement.

1.2               Each of the Borrowers and each of the Guarantors agrees that the recitals form an integral part of this Amendment.

ARTICLE 2 – AMENDMENTS

2.1               With effect on the Amendment Effective Date (as defined herein), the Credit Agreement is amended as follows:

(a)	Section 2.11(a)(i) of the Credit Agreement is hereby amended by amending and restating it in its entirety to read as follows:

“(i) Subject to the notice provisions of Sections 2.2 and 2.3 and upon the terms and subject to the conditions hereof, the applicable Issuing Bank shall, at the request of a Borrower, issue under the applicable Revolving Facility one or more irrevocable Letters of Credit (in Dollars or Cdn. Dollars (in respect of the Canadian Borrower), Dollars (in respect of the U.S. Borrower), Sterling (in respect of the UK Borrower), Euros or Dollars (in respect of Colliers EMEA) and Australian Dollars and Dollars (in respect of the Australian Borrower)) in such Issuing Bank’s usual form (or such other form as may be required by such Borrower and is acceptable to the Issuing Bank acting reasonably), expiring no later than, in the case of Standby Letters of Credit, 365 days from the date of issuance and, in the case of Trade Letters of Credit, 270 days from the date of issuance. If a Letter of Credit is set to expire beyond the Final Maturity Date, the Borrowers shall pledge to, and deposit with, the Collateral Agent cash collateral equal to the face amount of such Letters of Credit, plus all fees, prior to the termination of this Agreement. The maximum amount payable under all Letters of Credit shall not, at the time of issue of each Letter of Credit, exceed (i) U.S.$80,000,000 (with respect to Letters of Credit issued at the request of the U.S. Borrower) (the “U.S. Borrower LC Sublimit”), and (ii) U.S.$20,000,000, or the Equivalent Amount thereof in the applicable approved currency (with respect to Letters of Credit issued at the request of the Canadian Borrower, UK Borrower, Colliers EMEA and Australian Borrower) (the “Applicable Foreign Borrower LC Sub-limit” and, together with the U.S. Borrower LC Sublimit, the “Total LC Sublimit”). Subject to Section 2.15 hereof, the Canadian Borrower may, with 30 days prior written notice, require that the Administration Agent reallocate any amounts which are available under the Total LC Sub-limit between the U.S. Borrower LC Sublimit and the Applicable Foreign Borrower LC Sublimit, provided, however, that any increase to the exposure of an Issuing Bank that may be requested as a result of a reallocation shall be at the sole discretion of such Issuing Bank. Issuing Bank shall have no obligation to issue any Letter of Credit unless (i) each condition above is satisfied; and (ii) if a Defaulting Lender exists, Borrowers have entered into arrangements satisfactory to Agent and Issuing Bank to eliminate any funding risk associated with such Defaulting Lender.”.

ARTICLE 3– CONDITIONS TO EFFECTIVENESS

3.1               This Amendment shall become effective upon the satisfaction of the following conditions precedent in form and substance satisfactory to the Collateral Agent (the date and fulfillment of such conditions being herein referred to as the Amendment Effective Date):

(a)	delivery to the Collateral Agent of a fully executed copy of this Amendment, dated the Amendment Effective Date, as executed by the Borrowers, the Guarantors, the Agents and the Lenders; and
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(b)	the Collateral Agent being satisfied that all representations and warranties contained in Article 8 of the Credit Agreement shall remain true and correct in all material respects (except such representations and warranties that are qualified as to materiality, which shall be true and correct in all respects) following this Amendment.

ARTICLE 4– REPRESENTATIONS AND WARRANTIES

4.1               Each Borrower and each Guarantor warrants and represents to the Agents and the Lenders that the following statements are true, correct and complete:

(a)	Authorization, Validity, and Enforceability of this Amendment. Each Borrower and each Guarantor has the corporate power and authority to execute and deliver this Amendment and to perform its obligations under the Credit Agreement, as amended by this Amendment. Each Borrower and each Guarantor has taken all necessary corporate action (including, without limitation, obtaining approval of its shareholders if necessary) to authorize its execution and delivery of this Amendment and the performance of the Credit Agreement. This Amendment has been duly executed and delivered by each Borrower and each Guarantor and this Amendment and the Credit Agreement constitute the legal, valid and binding obligations of each Borrower and each Guarantor, enforceable against each of them in accordance with their respective terms without defence, compensation, setoff or counterclaim. Each Borrower’s and each Guarantor’s execution and delivery of this Amendment and the performance by each Borrower and each Guarantor of the Credit Agreement do not and will not conflict with, or constitute a violation or breach of, or constitute a default under, or result in the creation or imposition of any Lien upon the property of any Borrower or any Guarantor by reason of the terms of (a) any contract, mortgage, hypothec, Lien, lease, agreement, indenture, or instrument to which any Borrower or any Guarantor is a party or which is binding on any of them, (b) any requirement of law applicable to any Borrower or any Guarantor, or (c) the certificate or articles of incorporation or amalgamation or association or bylaws or memorandum of association of any Borrower or any Guarantor.

(b)	Governmental Authorization. No approval, consent, exemption, authorization, or other action by, or notice to, or filing with, any governmental authority or other person is necessary or required in connection with the execution, delivery or performance by, or enforcement against each Borrower and each Guarantor of this Amendment or the Credit Agreement except for such as have been obtained or made and filings required in order to perfect and render enforceable the Collateral Agent’s Liens.

(c)	Incorporation of Representations and Warranties from Credit Agreement. The representations and warranties contained in Article 8 of the Credit Agreement and the other Loan Documents are and will be true, correct and complete in all material respects on and as of the Amendment Effective Date to the same extent as though made on and as of that date, except to the extent such representations and warranties specifically relate to an earlier date, in which case they were true, correct and complete in all material respects on and as of such earlier date.

(d)	Absence of Default. No event has occurred and is continuing or will result from the consummation of the transactions contemplated by this Amendment that would constitute a Default or an Event of Default.

(e)	No Other Amendment. Except to the extent set forth herein no additional amendment, consent or waiver of any other term, condition, covenant, agreement or any other aspect of the Credit Agreement is intended or implied and except as covered by this Amendment, no other aspect of the covenants referred to herein is amended or waived, including without limitation for any other period or circumstance, and no such amendment, waiver or consent is intended or implied.

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ARTICLE 5 – MISCELLANEOUS

5.1               Each Borrower and each Guarantor (i) reaffirms its Obligations under the Credit Agreement and the other Loan Documents to which it is a party, and (ii) agrees that the Credit Agreement and the other Loan Documents to which it is a party remain in full force and effect, except as amended hereby, and are hereby ratified and confirmed. The Guarantors (i) consent to and approve the execution and delivery of this Amendment by the parties hereto, (ii) agree that this Amendment does not and shall not limit or diminish in any manner the obligations of the Guarantors under their guarantees (collectively, the Guarantees) and that such obligations would not be limited or diminished in any manner even if such Guarantors had not executed this Amendment, (iii) agree that this Amendment shall not be construed as requiring the consent of such Guarantors in any other circumstance, (iv) reaffirm each of their obligations under the Guarantees and the other Loan Documents to which they are a party, and (v) agree that the Guarantees and the other Loan Documents to which they are a party remain in full force and effect and are hereby ratified and confirmed.

5.2               Except to the extent specifically set forth in this Amendment, nothing contained in this Amendment or any other communication between the Collateral Agent and/or the Lenders and the Borrowers (or any Guarantor) shall be a waiver of any other present or future violation, Default or Event of Default under the Credit Agreement or any other Loan Document (collectively, Other Violations). Similarly, nothing contained in this Amendment shall directly or indirectly in any way whatsoever either (i) impair, prejudice or otherwise adversely affect the Collateral Agent’s or the Lenders’ right at any time to exercise any right, privilege or remedy in connection with the Credit Agreement or any other Loan Document with respect to any Other Violations (including, without limiting the generality of the foregoing, in respect of the non-conformity to any representation, warranty or covenant contained in any Loan Document), (ii) except as specifically provided in Article 2 hereof, amend or alter any provision of the Credit Agreement or any other Loan Document or any other contract or instrument, or (iii) constitute any course of dealing or other basis for altering any obligation of any Borrower or any Guarantor under the Loan Documents or any right, privilege or remedy of the Collateral Agent or the Lenders under the Credit Agreement or any other Loan Document or any other contract or instrument with respect to Other Violations. Nothing in this Amendment shall be construed to be a consent by the Collateral Agent or the Lenders to any Other Violations.

5.3               This Amendment will not discharge or constitute novation of any debt, obligation, covenant or agreement contained in the Agreement or any of the documents or security delivered pursuant thereto but same shall remain in full force and effect save to the extent same are amended by the provisions of this Amendment.

5.4               All reasonable expenses of the Collateral Agent in connection with this Amendment and the related documentation, including all reasonable legal fees and disbursements incurred by the Collateral Agent, shall be for the account of the Borrowers.

5.5               This Amendment enures to the benefit of and binds the parties and their respective successors and permitted assigns.

5.6               Each party shall from time to time promptly execute and deliver all further documents and take all further action necessary to give effect to the provisions and intent of this Amendment.

5.7               This Amendment may be executed and delivered in one or more counterparts, including by way of facsimile, or electronically, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument.

5.8               This Amendment shall be interpreted and the rights and liabilities of the parties hereto shall be determined in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

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[Signature pages commence on the following page]

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IN WITNESS WHEREOF, the parties hereto have caused this Amendment to Credit Agreement to be executed as of the date first above written.

COLLIERS INTERNATIONAL GROUP INC., as
Canadian Borrower

Per:	<signed> Matthew Hawkins
Name: Matthew Hawkins
Title: Vice President, Legal Counsel and Corporate Secretary

COLLIERS INTERNATIONAL HOLDINGS (USA),
INC., as U.S. Borrower

Per:	<signed> Matthew Hawkins
Name: Matthew Hawkins
Title: Secretary
I have the authority to bind the Corporation

GLOBESTAR LIMITED, as a UK Borrower

Per:	<signed> Davoud Amel-Azizpour
Name: Davoud Amel-Azizpour
Title: Director
I have the authority to bind the Company

COLLIERS INTERNATIONAL EMEA HOLDINGS
LIMITED, as a UK Borrower

Per:	<signed> Davoud Amel-Azizpour
Name: Davoud Amel-Azizpour
Title: Director
I have the authority to bind the Company

Signature page to Second Amendment to Second Amended and Restated Credit Agreement - Colliers

Executed by COLLIERS INTERNATIONAL HOLDINGS (AUSTRALIA) LIMITED ACN
008 178 238 as Australian Borrower in accordance with section 127 of the Corporations Act 2001:

<signed> Robert Wall	<signed> John Kenny
Director/company secretary	Director

ROBERT WALL	JOHN KENNY
Name of director/company secretary (BLOCK LETTERS)	Name of director (BLOCK LETTERS)

Signature page to Second Amendment to Second Amended and Restated Credit Agreement - Colliers

COLLIERS MACAULAY NICOLLS INC., as a
Guarantor

Per:	<signed> Matthew Hawkins
Name: Matthew Hawkins
Title: Secretary
I have the authority to bind the Corporation

COLLIERS INTERNATIONAL USA, LLC, as a
Guarantor

Per:	<signed> Matthew Hawkins
Name: Matthew Hawkins
Title: Secretary
I have the authority to bind the Corporation

CIVAS HOLDINGS, LLC, as a Guarantor

Per:	<signed> Matthew Hawkins
Name: Matthew Hawkins
Title: Secretary
I have the authority to bind the Corporation

COLLIERS INTERNATIONAL WA, LLC, as a
Guarantor

Per:	<signed> Matthew Hawkins
Name: Matthew Hawkins
Title: Secretary
I have the authority to bind the Corporation

COLLIERS INTERNATIONAL REAL ESTATE MANAGEMENT SERVICES (AZ), LLC, as a
Guarantor

Per:	<signed> Matthew Hawkins
Name: Matthew Hawkins
Title: Secretary
I have the authority to bind the Corporation

Signature page to Second Amendment to Second Amended and Restated Credit Agreement - Colliers

COLLIERS INTERNATIONAL CA, LLC, as a
Guarantor

Per:	<signed> Matthew Hawkins
Name: Matthew Hawkins
Title: Secretary
I have the authority to bind the Corporation

COLLIERS INTERNATIONAL GREATER LOS
ANGELES, LLC as a Guarantor

Per:	<signed> Matthew Hawkins
Name: Matthew Hawkins
Title: Secretary
I have the authority to bind the Corporation

COLLIERS INTERNATIONAL VALUATION &
ADVISORY SERVICES, LLC, as a Guarantor

Per:	<signed> Matthew Hawkins
Name: Matthew Hawkins
Title: Secretary
I have the authority to bind the Corporation

FS WILLIAMS ACQUISITIONCO LLC, as a
Guarantor

Per:	<signed> Matthew Hawkins
Name: Matthew Hawkins
Title: Manager, Secretary
I have the authority to bind the Corporation

COLLIERS PARRISH INTERNATIONAL, INC., as
a Guarantor

Per:	<signed> Matthew Hawkins
Name: Matthew Hawkins
Title: VP, Assistant Secretary
I have the authority to bind the Corporation

Signature page to Second Amendment to Second Amended and Restated Credit Agreement - Colliers

Executed by COLLIERS INTERNATIONAL (NSW) PTY LIMITED ACN 001 401 681 as a
Guarantor in accordance with section 127 of the Corporations Act 2001:

<signed> Robert Wall	<signed> John Kenny
Director/company secretary	Director

ROBERT WALL	JOHN KENNY
Name of director/company secretary (BLOCK LETTERS)	Name of director (BLOCK LETTERS)

Executed by COLLIERS INTERNATIONAL (VICTORIA) PTY LTD ACN 005 032 940 as
a Guarantor in accordance with section 127 of the Corporations Act 2001:

<signed> Robert Wall	<signed> John Marasco
Director/company secretary	Director

ROBERT WALL	JOHN MARASCO
Name of director/company secretary (BLOCK LETTERS)	Name of director (BLOCK LETTERS)

Signature page to Second Amendment to Second Amended and Restated Credit Agreement - Colliers

COLLIERS INTERNATIONAL NEW ZEALAND
LIMITED, as a Guarantor

Per:	<signed> Matthew Hawkins
Name: Matthew Hawkins
Title: Authorized Signor
I have the authority to bind the Corporation

COLLIERS INTERNATIONAL GERMANY
HOLDING GMBH, as a Guarantor

Per:	<signed> Davoud Amel-Azizpour
Name: Davoud Amel-Azizpour
Title: Managing Director
I have the authority to bind the Corporation

COLLIERS MACAULAY NICOLLS (CYPRUS)
LIMITED, as a Guarantor

Per:	<signed> Matthew Hawkins
Name: Matthew Hawkins
Title: Authorized Signor
I have the authority to bind the Corporation

COLLIERS INTERNATIONAL HOLDINGS
LIMITED, as a Guarantor

Per:	<signed> Matthew Hawkins
Name: Matthew Hawkins
Title: Director
I have the authority to bind the Corporation

COLLIERS INTERNATIONAL CONSULTANTS
LIMITED, as a Guarantor

Per:	<signed> Matthew Hawkins
Name: Matthew Hawkins
Title: Director
I have the authority to bind the Corporation

Signature page to Second Amendment to Second Amended and Restated Credit Agreement - Colliers

COLLIERS INTERNATIONAL (HONG KONG)
LIMITED, as a Guarantor

Per:	<signed> Matthew Hawkins
Name: Matthew Hawkins
Title: Director
I have the authority to bind the Corporation

Signed by a director of GLOBESTAR LIMITED for and on behalf of, and as corporate member of, COLLIERS INTERNATIONAL PROPERTY
ADVISERS UK LLP, as a Guarantor

Per:	<signed> Davoud Amel-Azizpour
Name: Davoud Amel-Azizpour
Title: Director

COLLIERS INTERNATIONAL PROPERTY
CONSULTANTS LIMITED, as a Guarantor

Per:	<signed> Anthony Horrell
Name: Anthony Horrell
Title: Director
I have the authority to bind the Corporation

Signature page to Second Amendment to Second Amended and Restated Credit Agreement - Colliers

COLLIERS INTERNATIONAL FINLAND GROUP
OY, as a Guarantor

Per:	<signed> Davoud Amel-Azizpour
Name: Davoud Amel-Azizpour
Title: Director
I have the authority to bind the Corporation

COLLIERS INTERNATIONAL FINLAND OY, as a
Guarantor

Per:	<signed> Davoud Amel-Azizpour
Name: Davoud Amel-Azizpour
Title: Director
I have the authority to bind the Corporation

COLLIERS INTERNATIONAL FINLAND
HOLDINGS OY, as a Guarantor

Per:	<signed> Davoud Amel-Azizpour
Name: Davoud Amel-Azizpour
Title: Director
I have the authority to bind the Corporation

Signature page to Second Amendment to Second Amended and Restated Credit Agreement - Colliers

COLLIERS INTERNATIONAL PROPERTY CONSULTANTS (SHANGHAI) CO. LTD., as a
Guarantor

Per:	<signed> Matthew Hawkins
Name: Matthew Hawkins
Title: Authorized Signor
I have the authority to bind the Corporation

COLLIERS INTERNATIONAL FINCO (CANADA)
INC., as a Guarantor

Per:	<signed> Matthew Hawkins
Name: Matthew Hawkins
Title: Authorized Signor
I have the authority to bind the Corporation

COLLIERS INTERNATIONAL HOLDINGS S.à r.l.,
as a Guarantor

Per:	<signed> Robert Alastair Wildman
Name: Robert Alastair Wildman
Title: Director
I have the authority to bind the Corporation

COLLIERS INVESTMENT MANAGEMENT
HOLDINGS, Inc., as a Guarantor

Per:	<signed> Matthew Hawkins
Name: Matthew Hawkins
Title: Authorized Signor
I have the authority to bind the Corporation

Signature page to Second Amendment to Second Amended and Restated Credit Agreement - Colliers

COLLIERS INTERNATIONAL EMEA FINCO PLC

Per:	<signed> Davoud Amel-Azizpour
Name: Davoud Amel-Azizpour
Title: Director

Signature page to Second Amendment to Second Amended and Restated Credit Agreement - Colliers

THE TORONTO-DOMINION BANK, as
Administration Agent, Collateral Agent and Canadian Administration Agent

Per:	<signed> Andi Zeneli
Name: Andi Zeneli
Title: VP, Loan Syndications-Agency

Draw Requests, Conversion Requests,
Repayment Notices
[REDACTED]

All Other Notices
[REDACTED]

TORONTO DOMINION (TEXAS) LLC, as U.S.
Administration Agent

Per:	<signed> Hughroy Enniss
Name: Hughroy Enniss
Title: Authorized Signatory

THE TORONTO-DOMINION BANK, London
Branch, as European Agent

Per:	<signed> Philip Bates
Name: Philip Bates
Title: MD, European Credit Origination

HSBC BANK AUSTRALIA LIMITED, as Australian
Agent

Per:	<signed> Nadia Ladak
Name: Nadia Ladak
Title: Country Head of International Subsidiaries

Signature page to Second Amendment to Second Amended and Restated Credit Agreement - Colliers

CANADIAN LENDERS

THE TORONTO-DOMINION BANK

Per:	<signed> Tim Thomas
Name: Tim Thomas
Title: Managing Director

Per:	<signed> Andrew C. Rytel
Name: Andrew C. Rytel
Title: Vice President

[REDACTED]

Signature page to Second Amendment to Second Amended and Restated Credit Agreement - Colliers

CANADIAN LENDERS CONT’D

JPMORGAN CHASE BANK, N.A., Toronto
Branch

Per:	<signed> Jeffrey Coleman
Name: Jeffrey Coleman
Title: Executive Director

[REDACTED]

Signature page to Second Amendment to Second Amended and Restated Credit Agreement - Colliers

CANADIAN LENDERS CONT’D

BANK OF MONTREAL

Per:	<signed> Sean P. Gallaway
Name: Sean P. Gallaway
Title:

[REDACTED]

Signature page to Second Amendment to Second Amended and Restated Credit Agreement - Colliers

CANADIAN LENDERS CONT’D

HSBC BANK CANADA

Per:	<signed> Andrew Sclater
	Name:	Andrew Sclater
	Title:	Director
Large Corporate Banking

Per:	<signed> Jesse Macmasters
	Name:	Jesse Macmasters
	Title:	Head of Large Corporate - Ontario

[REDACTED]

Signature page to Second Amendment to Second Amended and Restated Credit Agreement - Colliers

CANADIAN LENDERS CONT’D

THE BANK OF NOVA SCOTIA

Per:	<signed> Steve Holyman
Name: Steve Holyman
Title: Managing Director

Per:	<signed> Andrew Morales
Name: Andrew Morales
Title: Associate Director

[REDACTED]

Signature page to Second Amendment to Second Amended and Restated Credit Agreement - Colliers

CANADIAN LENDERS CONT’D

BANK OF AMERICA, N.A., Canada Branch

Per:	<signed> Julie Griffin
Name: Julie Griffin
Title: Senior Vice President

[REDACTED]

Signature page to Second Amendment to Second Amended and Restated Credit Agreement - Colliers

CANADIAN LENDERS CONT’D

CANADIAN IMPERIAL BANK OF COMMERCE

Per:	<signed> Sophia Soofi
Name: Sophia Soofi
Title: Executive Director

Per:	<signed> Stephen Redding
Name: Stephen Redding
Title: Managing Director

[REDACTED]

Signature page to Second Amendment to Second Amended and Restated Credit Agreement - Colliers

CANADIAN LENDERS CONT’D

NATIONAL BANK OF CANADA

Per:	<signed> Gavin Virgo
Name: Gavin Virgo
Title: Vice President

Per:	<signed> David Torrey
Name: David Torrey
Title: Managing Director

[REDACTED]

Signature page to Second Amendment to Second Amended and Restated Credit Agreement - Colliers

CANADIAN LENDERS CONT’D

U.S. BANK NATIONAL ASSOCIATION, Canada Branch

Per:	<signed> John P. Rehob
Name: John P. Rehob
Title: Principal Officer

[REDACTED]

Signature page to Second Amendment to Second Amended and Restated Credit Agreement - Colliers

CANADIAN LENDERS CONT’D

WELLS FARGO BANK, N.A., Canadian Branch

Per:	<signed> Jeff McInenly
Name: Jeff McInenly
Title: Relationship Manager

Per:	<signed> Gord Morrison
Name: Gord Morrison
Title: Senior Portfolio Manager

[REDACTED]

Signature page to Second Amendment to Second Amended and Restated Credit Agreement - Colliers

CANADIAN LENDERS CONT’D

MIZUHO BANK, LTD.

Per:	<signed> Carmen Angelescu
Name: Carmen Angelescu
Title: Director

Per:
Name:
Title:

[REDACTED]

Signature page to Second Amendment to Second Amended and Restated Credit Agreement - Colliers

U.S. LENDERS

THE TORONTO-DOMINION BANK, NEW YORK BRANCH

Per:	<signed> Hughroy Enniss
Name: Hughroy Enniss
Title: Authorized Signatory

Per:
Name:
Title:

[REDACTED]

Signature page to Second Amendment to Second Amended and Restated Credit Agreement - Colliers

U.S. LENDERS CONT’D

JPMORGAN CHASE BANK, N.A.

Per:	<signed> Lisa Whatley
Name: Lisa Whatley
Title: Managing Director

[REDACTED]

Signature page to Second Amendment to Second Amended and Restated Credit Agreement - Colliers

U.S. LENDERS CONT’D

BANK OF MONTREAL, Chicago Branch

Per:	<signed> Yacouba Kane
Name: Yacouba Kane
Title:

[REDACTED]

Signature page to Second Amendment to Second Amended and Restated Credit Agreement - Colliers

U.S. LENDERS CONT’D

HSBC BANK CANADA

Per:	<signed> Andrew Sclater
	Name:	Andrew Sclater
	Title:	Director
Large Corporate Banking

Per:	<signed> Jesse Macmasters
	Name:	Jesse Macmasters
	Title:	Head of Large Corporate - Ontario

[REDACTED]

Signature page to Second Amendment to Second Amended and Restated Credit Agreement - Colliers

U.S. LENDERS CONT’D

THE BANK OF NOVA SCOTIA

Per:	<signed> Steve Holyman
Name: Steve Holyman
Title: Managing Director

Per:	<signed> Andrew Morales
Name: Andrew Morales
Title: Associate Director

[REDACTED]

Signature page to Second Amendment to Second Amended and Restated Credit Agreement - Colliers

U.S. LENDERS CONT’D

BANK OF AMERICA, N.A., Canada Branch

Per:	<signed> Julie Griffin
Name: Julie Griffin
Title: Senior Vice President

[REDACTED]

Signature page to Second Amendment to Second Amended and Restated Credit Agreement - Colliers

U.S. LENDERS CONT’D

CANADIAN IMPERIAL BANK OF COMMERCE

Per:	<signed> Sophia Soofi
Name: Sophia Soofi
Title: Executive Director

Per:	<signed> Stephen Redding
Name: Stephen Redding
Title: Managing Director

[REDACTED]

Signature page to Second Amendment to Second Amended and Restated Credit Agreement - Colliers

U.S. LENDERS CONT’D

NATIONAL BANK OF CANADA

Per:	<signed> Gavin Virgo
Name: Gavin Virgo
Title: Vice President

Per:	<signed> David Torrey
Name: David Torrey
Title: Managing Director

[REDACTED]

Signature page to Second Amendment to Second Amended and Restated Credit Agreement - Colliers

U.S. LENDERS CONT’D

U.S. BANK NATIONAL ASSOCIATION

Per:	<signed> James F. Cooper
Name: James Cooper
Title: Senior Portfolio Manager

[REDACTED]

Signature page to Second Amendment to Second Amended and Restated Credit Agreement - Colliers

U.S. LENDERS CONT’D

WELLS FARGO BANK, N.A., Canadian Branch

Per:	<signed> Jeff McInenly
Name: Jeff McInenly
Title: Relationship Manager

Per:	<signed> Gord Morrison
Name: Gord Morrison
Title: Senior Portfolio Manager

[REDACTED]

Signature page to Second Amendment to Second Amended and Restated Credit Agreement - Colliers

U.S. LENDERS CONT’D

MIZUHO BANK, LTD.

Per:	<signed> Carmen Angelescu
Name: Carmen Angelescu
Title: Director

Per:
Name:
Title:

[REDACTED]

Signature page to Second Amendment to Second Amended and Restated Credit Agreement - Colliers

UK LENDERS

THE TORONTO-DOMINION BANK, London
Branch

Per:	<signed> Philip Bates
Name: Philip Bates
Title: MD, European Credit Origination

Per:	<signed> Paul Needs
Name: Paul Needs
Title: Director, Global Couterparty Credit

[REDACTED]

Signature page to Second Amendment to Second Amended and Restated Credit Agreement - Colliers

UK LENDERS CONT’D

JPMORGAN CHASE BANK, N.A.

Per:	<signed> Lisa Whatley
Name: Lisa Whatley
Title: Managing Director

[REDACTED]

Signature page to Second Amendment to Second Amended and Restated Credit Agreement - Colliers

UK LENDERS CONT’D

BANK OF MONTREAL, London Branch

Per: <signed> Scott Matthews	Per:	<signed> Tony Ebdon
Name: Scott Matthews		Name: Tony Ebdon
Title: CFO		Title:

[REDACTED]

Signature page to Second Amendment to Second Amended and Restated Credit Agreement - Colliers

UK LENDERS CONT’D

HSBC BANK PLC

Per:	<signed> Adam Mahmoud
Name: Adam Mahmoud
Title: Relationship Director, International Subsidiary Banking

Per:	<signed> Simon Addis
Name: Simon Addis
Title: Director, International Subsidiary Banking

[REDACTED]

Signature page to Second Amendment to Second Amended and Restated Credit Agreement - Colliers

UK LENDERS CONT’D

THE BANK OF NOVA SCOTIA

Per:	<signed> Steve Holyman
Name: Steve Holyman
Title: Managing Director

Per:	<signed> Andrew Morales
Name: Andrew Morales
Title: Associate Director

[REDACTED]

Signature page to Second Amendment to Second Amended and Restated Credit Agreement - Colliers

UK LENDERS CONT’D

NATIONAL BANK OF CANADA

Per:	<signed> Gavin Virgo
Name: Gavin Virgo
Title: Vice President

Per:	<signed> David Torrey
Name: David Torrey
Title: Managing Director

[REDACTED]

Signature page to Second Amendment to Second Amended and Restated Credit Agreement - Colliers

UK LENDERS CONT’D

WELLS FARGO BANK, N.A., Canadian Branch

Per:	<signed> Jeff McInenly
Name: Jeff McInenly
Title: Relationship Manager

Per:	<signed> Gord Morrison
Name: Gord Morrison
Title: Senior Portfolio Manager

[REDACTED]

Signature page to Second Amendment to Second Amended and Restated Credit Agreement - Colliers

UK LENDERS CONT’D

MIZUHO BANK, LTD.

Per:	<signed> Carmen Angelescu
Name: Carmen Angelescu
Title: Director

Per:
Name:
Title:

[REDACTED]

Signature page to Second Amendment to Second Amended and Restated Credit Agreement - Colliers

UK LENDERS CONT’D

CANADIAN IMPERIAL BANK OF COMMERCE

Per:	<signed> Sophia Soofi
Name: Sophia Soofi
Title: Executive Director

Per:	<signed> Stephen Redding
Name: Stephen Redding
Title: Managing Director

[REDACTED]

Signature page to Second Amendment to Second Amended and Restated Credit Agreement - Colliers

COLLIERS EMEA LENDERS

THE TORONTO-DOMINION BANK, London
Branch

Per:	<signed> Philip Bates
Name: Philip Bates
Title: MD, European Credit Origination

Per:	<signed> Paul Needs
Name: Paul Needs
Title: Director, Global Couterparty Credit

[REDACTED]

Signature page to Second Amendment to Second Amended and Restated Credit Agreement - Colliers

COLLIERS EMEA LENDERS CONT’D

JPMORGAN CHASE BANK, N.A.

Per:	<signed> Lisa Whatley
Name: Lisa Whatley
Title: Managing Director

[REDACTED]

Signature page to Second Amendment to Second Amended and Restated Credit Agreement - Colliers

COLLIERS EMEA LENDERS CONT’D

BANK OF MONTREAL, London Branch

Per: <signed> Scott Matthews	Per:	<signed> Tony Ebdon
Name: Scott Matthews		Name: Tony Ebdon
Title: CFO		Title:

[REDACTED]

Signature page to Second Amendment to Second Amended and Restated Credit Agreement - Colliers

COLLIERS EMEA LENDERS CONT’D

HSBC BANK PLC

Per:	<signed> Adam Mahmoud
	Name:	Adam Mahmoud
	Title:	Relationship Director, International Subsidiary Banking

Per:	<signed> Simon Addis
	Name:	Simon Addis
	Title:	Director, International Subsidiary Banking

[REDACTED]

Signature page to Second Amendment to Second Amended and Restated Credit Agreement - Colliers

COLLIERS EMEA LENDERS CONT’D

THE BANK OF NOVA SCOTIA

Per:	<signed> Steve Holyman
Name: Steve Holyman
Title: Managing Director

Per:	<signed> Andrew Morales
Name: Andrew Morales
Title: Associate Director

[REDACTED]

Signature page to Second Amendment to Second Amended and Restated Credit Agreement - Colliers

COLLIERS EMEA LENDERS CONT’D

NATIONAL BANK OF CANADA

Per:	<signed> Gavin Virgo
Name: Gavin Virgo
Title: Vice President

Per:	<signed> David Torrey
Name: David Torrey
Title: Managing Director

[REDACTED]

Signature page to Second Amendment to Second Amended and Restated Credit Agreement - Colliers

COLLIERS EMEA LENDERS CONT’D

WELLS FARGO BANK, N.A., Canadian Branch

Per:	<signed> Jeff McInenly
Name: Jeff McInenly
Title: Relationship Manager

Per:	<signed> Gord Morrison
Name: Gord Morrison
Title: Senior Portfolio Manager

[REDACTED]

Signature page to Second Amendment to Second Amended and Restated Credit Agreement - Colliers

COLLIERS EMEA LENDERS CONT’D

CANADIAN IMPERIAL BANK OF COMMERCE

Per:	<signed> Sophia Soofi
Name: Sophia Soofi
Title: Executive Director

Per:	<signed> Stephen Redding
Name: Stephen Redding
Title: Managing Director

[REDACTED]

Signature page to Second Amendment to Second Amended and Restated Credit Agreement - Colliers

COLLIERS EMEA LENDERS CONT’D

MIZUHO BANK, LTD.

Per:	<signed> Carmen Angelescu
Name: Carmen Angelescu
Title: Director

Per:
Name:
Title:

[REDACTED]

Signature page to Second Amendment to Second Amended and Restated Credit Agreement - Colliers

AUSTRALIAN LENDER

HSBC BANK AUSTRALIA LIMITED

Signed for HSBC BANK AUSTRALIA LIMITED (ABN 48 006 434 162) by its duly appointed attorney under power of attorney in the presence of:

<signed> Nadia Ladak
Witness Signature	Attorney Signature

Nadia Ladak
Print Name	Print Name

[REDACTED]

Signature page to Second Amendment to

Second Amended and Restated Credit Agreement - Colliers